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Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 SEP 11 AM 7:21

Santos



03029951

SUPPL

Date: Wed 10 Sep 2003 02:51:18 AM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - East Spar wins contract to supply new cogeneration unit.

Number of pages (incl. cover sheet): 4

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newsrelease

Santos

www.santos.com

10 September 2003

East Spar wins contract to supply new cogeneration unit

Santos Ltd announces that the Apache operated East Spar Joint Venture has signed a new sales gas contract with Alinta Ltd to supply up to 90 petajoules of gas from the East Spar Gas Field in the Carnarvon Basin, offshore Western Australia.

The gas will be supplied to fuel Alinta's new gas-fired co-generation unit, in Pinjarra, south-west Western Australia which is expected to be commissioned in 2005. The co-generation unit will supply steam to Alcoa Australia's Pinjarra Alumina Refinery as well as electricity to other customers.

Alcoa has announced that it will invest $A440 million on an efficiency upgrade of the Pinjarra refinery.

The full contract daily volume when the plant is commissioned will be 23 terajoules per day.

The East Spar field, which commenced production in 1996, delivers approximately 125 terajoules per day for sale to various customers in and around Perth and in the Western Australian Goldfields.

In addition Alinta has already commenced taking small additional volumes of gas under the contract. This increased gas production will result in increased condensate production from East Spar.

East Spar gas is processed on the nearby Varanus Island in the Carnarvon Basin and then transported to Compressor Station 1 at the junction of Dampier-Bunbury and Goldfields transmission pipelines.

"It is particularly pleasing to sign a new contract in the highly competitive Western Australian gas market and to be building our gas franchise", said Santos' Managing Director, John Ellice-Flint.

"The co-generation unit is an exciting and important project for Western Australia and Santos is delighted to be a part of the development", said Mr Ellice-Flint.

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

Interests in the East Spar Joint Venture are:

Apache Oil Australia Pty Ltd (operator)	55%
Santos (BOL) Pty Ltd	45%

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graeme Bethune, General Manager Business Development
Santos Limited
(08) 8218 5157 / 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Map attached.

News Release

Santos

East Spar

0 25
kilometres

Carnarvon Basin

Indian Ocean

WA-214-P(1)

John Brookes

WA-214-P(1)

WA-214-P(2)

WA-149-P

WA-214-P(3)

WA-13-L

Varanus Island

Barrow Island

East Spar

LEGEND

- Santos Acreage
- Oil Field
- Gas Field
- Gas Pipeline

Pinjarra Alumina Refinery


Location Map